Exhibit 99.1

[LOGO] ZARLINK
       SEMICONDUCTOR                                                NEWS RELEASE
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Zarlink to Follow Foreign Private Issuer Rules for U.S. Filings

OTTAWA, CANADA, March 30, 2005 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today announced that, effective immediately, it will satisfy its reporting obligations under Section 13(a) of the U.S. Securities Exchange Act of 1934 by filing reports with the Securities and Exchange Commission (SEC) on forms available for use by Foreign Private Issuers. Although Zarlink has held the status of a foreign private issuer continuously, the Company historically has elected to file forms used by U.S. domestic reporting companies.

      As a result of the change announced today, Zarlink will no longer file its periodic reports with the SEC on Forms 10-K and Form 10-Q, or current reports on Form 8-K. Instead, the Company will file its future annual reports, beginning with the report for the fiscal year ending March 25, 2005, on Form 20-F, which is available to Canadian companies filing reports with the SEC. In addition, rather than file quarterly reports on Form 10-Q, Zarlink will file periodic reports on Form 6-K. The Company will continue to disclose its financial results within a comparable timeframe, and with a similar level of disclosure, as it does presently.

      As a result of recent changes in SEC regulations, foreign private issuers have until the first reporting year that ends on or after July 15, 2006 to comply with Sarbanes-Oxley Section 404. Zarlink intends to complete its Section 404 compliance for the fiscal year ending March 30, 2007.

      "We are making this corporate reporting change in conjunction with streamlining our financial processes and operations to reduce our administrative costs," said Kirk K. Mandy, President and Chief Executive Officer, Zarlink Semiconductor.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications.

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The Company's success is built on its technology strengths including voice and data networks, consumer and ultra low-power communications, and high-performance analog. For more information, visit www.zarlink.com.

      Shareholders and other individuals wishing to receive, free of charge, copies of the Annual and Quarterly Reports - including the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission and Regulatory Authorities - should visit the Company's web site at www.zarlink.com or contact investor relations.

      Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: increasing price and product/service competition by foreign and domestic competitors, including new entrants; rapid technological developments and changes; the ability to ensure continuity of supply from outside fabrication services; changes in environmental and other domestic and foreign governmental regulations; protection and validity of patent and other intellectual property rights; exposure to currency exchange rate fluctuations; the ability of the Company to attract and retain key employees; demographic changes and other factors referenced in the Company's Annual Report on Form 10-K for the fiscal year ended March 26, 2004 and Form 10-Q for the quarter ended December 24, 2004. Investors are encouraged to consider the risks detailed in those filings.

                                     - 30 -

For further information:

Michael Salter                              Mike McGinn
Corporate Communications                    Investor Relations
613 270-7115                                613 270-7210
michael.salter@zarlink.com                  mike.mcginn@zarlink.com